Room 4561
						November 2, 2005


Mr. John W. Roblin
Chairman of the Board of Directors,
President and Chief Executive Officer
Cover-All Technologies, Inc.
55 Lane Road
Fairfield, NJ 07004

Re:	Cover-All Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 25, 2005
	File No. 000-13124

Dear Mr. Roblin:

      We have reviewed your response letter dated September 16,
2005
and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 24
1. We have read your response to prior comment number 1 and believe that you have provided us with information that would be useful to readers of your MD&A. Please confirm to us that you will expand your disclosures to include the substantive information provided in your response.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2. We have read your response to prior comment number 2 and it is unclear to us how you establish VSOE for maintenance related to your five-year term arrangements. To aid our understanding, please address the following:

* Describe to us the renewal process for the software license and the
maintenance at the conclusion of the original five-year license term.
Provide us with the relevant contractual renewal provisions that are
included in a typical arrangement;
* Explain to us when maintenance is actually sold separately
(i.e.,
renewed) considering it appears that your customers must renew both
the license and the maintenance together at the conclusion of the initial five-year term; and
* Explain to us why you believe that annual renewals subsequent to the initial license and maintenance term are substantive. We note that the length of the initial bundled maintenance term and the
subsequent renewal term appear to suggest otherwise.   See AICPA
Technical Practice Aid 5100.54.
3. Please explain to us how you have concluded that annual renewals subsequent to the initial five-year maintenance term in your perpetual license arrangements are substantive as required by AICPA
Technical Practice Aid 5100.52.

4. We have read your response to prior comment number 3 and it appears unclear whether you allocate revenue in multiple-element arrangements based on VSOE of each element or using the residual method described in SOP 98-9. Please clarify for us which method is used and explain to us how it is applied. In addition, confirm that you will expand your disclosures regarding multiple-element arrangements accordingly.

5. We have read your response to prior comment number 4 and do not believe that you have adequately explained why your services qualify for separate accounting. Please explain to us in more detail why you believe that your services do not include significant production, modification, or customization of the software and why the services are not essential to the functionality of your software. Refer to paragraphs 7 and 70 of SOP 97-2 in your response.

6. We have read your response to prior comment number 5 and it does not appear that SOP 97-2 is applicable to your ASP arrangements.
Please explain why you have referred to SOP 97-2 in your response.

7. We have read your response to prior comment number 6 and it remains unclear the extent to which you currently use acceptance provisions in your arrangements. Please explain to us whether any contractual acceptance provisions exist related to any elements included in your arrangements. Clarify any recourse that customers currently have if they are unsatisfied with your software or the performance of your services.

Capitalized Software, page F-11

8. We have read your response to prior comment number 7 and it appears inconsistent with your disclosure that indicates that development is complete upon reaching technological feasibility. Please explain to us why your disclosure is inconsistent with your response and indicate how you intend to resolve this inconsistency.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. John W. Roblin
Cover-All Technologies, Inc.
November 2, 2005
Page 3